

March 8, 2011

Via Facsimile and U.S. Mail

Paul M. Reinstein, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

      Re: **South Hertfordshire United Kingdom Fund, Ltd.**
            Amendment No. 1 to Schedule 13E-3 filed March 2, 2011
            File No. 5-82175
            Amendment No. 1 to Schedule 14A filed March 2, 2011
            File No. 0-19889

Dear Mr. Reinstein:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note your response to comment two in our letter dated February 14, 2011; however, we reissue our comment. Please remove the last paragraph on page 2 since it is inconsistent with the the public disclosures otherwise made in the filing. In addition, please note that Rule 13e-3 and Schedule 13E-3 require the filing persons to file the Schedule 13E-3, not the staff of the SEC.

Schedule 14A

Summary Term Sheet, page 1

Distributions to Unitholders…, page 2

2. We note your response to comment five in our letter dated February 14, 2011. Please revise to clarify that the £(3,100,000) will be paid to Virgin Media Limited, as stated on page 6.

The General Partner's Reasons…, page 4

3. We note your response to comment six in our letter dated February 14, 2011; however, we reissue our comment. We note that the General Partner and the Partnership believe that the transaction is fair to those unitholders "that are unaffiliated with ntl (B) Limited, Virgin Media Limited and Virgin Media Inc." Refer to Item 1014(a) of Regulation M-A, which requires a fairness determination targeted towards unaffiliated unitholders of the issuer. Please revise to consistently state whether each filing person believes the transaction is fair to unaffiliated unitholders of the issuer. Please similarly revise the disclosure on pages 23 and 27.

Interests of Certain Persons in the Asset Sale, page 6

4. Please revise to also quantify the tax benefits of the transaction to affiliates.

The General Partner's Reasons…, page 22

5. Please revise to address whether each filing person considered the price of $150 per unit being offered in the recent mini-tender offer in making their fairness determination.

Alternatives to the Asset Sale, page 27

6. We note your response to comment 14 in our letter dated February 14, 2011. The background discussion refers to odd-lot offers, the acquisition of ntl South Herts, the acquisition of the Partnership and other "alternative transaction structures" and "alternative proposals." Please revise to specifically describe each alternative and the reasons for rejecting each alternative, or advise us.

Certain Other Effects of the Asset Sale, page 28

7. We note your response to comment 15 in our letter dated February 14, 2011. Please revise to discuss the loss of the rights and protections that the federal

securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal unitholders of public companies.

<u>Security Ownership of Certain Beneficial Owners and Management, page 62</u>

8. We note your response to comment four in our letter dated February 14, 2011. Please revise to state the date used to calculate the beneficial ownership information.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions